VIA EDGAR
May 11, 2012
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    Vanguard Health Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 25, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 3, 2012
File No. 001-35204

Dear Mr. Rosenberg:

On behalf of Vanguard Health Systems, Inc. (the “Company”, “our”, “us” or “we”), please find below our responses to the comments you and the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) provided in your telephonic messages on April 27, 2012 and May 1, 2012 as it relates to your letter, dated February 28, 2012, with regard to the above-referenced filings. The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings referred to above;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

To assist in your review, we have set forth below in bold italics our understanding of the comments you and the SEC staff communicated to us through telephonic messages on April 27, 2012 and May 1, 2012 with respect to our disclosures related to Medicare and Medicaid electronic health record (“EHR”) incentive payments from our Form 10-Q for the quarterly period ended December 31, 2011 followed by our response to those comments.

(1)
The SEC staff does not take exception to management’s conclusion that the Company's consolidated financial statements for the fiscal year ended June 30, 2011, the quarter ended September 30, 2011 and the quarter ended December 31, 2011 are not materially misstated due to the failure to apply the contingency model to account for EHR incentive payments. Accordingly, those consolidated financial statements do not require restatement.

However, the SEC staff deems the application of the grant accounting model for EHR incentives instead     of the contingency accounting model to the aforementioned consolidated financial statements to be an error that should be disclosed and quantified in the Company's Form 10-Q for the quarter and nine months ended March 31, 2012. The Company should reflect the impact of this error in the June 30, 2011 balance sheet and the statement of operations for the nine months ended March 31, 2012 to be included in the March 31, 2012 Form 10-Q.

We included the disclosure set forth below in Footnote 3 to the condensed consolidated financial statements included in our March 31, 2012 Form 10-Q filed with the SEC on May 3, 2012, to acknowledge this error and to provide quantification of its impact to our consolidated financial statements for each affected period. This disclosure describes the specific changes made to our previously reported June 30, 2011 balance sheet and to prior quarters’ statements of operations that are included in our results of operations for the nine months ended March 31, 2012 included in this Form 10-Q to correct this error.

The American Recovery and Reinvestment Act of 2009 provides for Medicare and Medicaid incentive payments beginning in calendar year 2011 for eligible hospitals and professionals that implement and achieve meaningful use of certified electronic health record (“EHR”) technology. For Medicare and Medicaid EHR incentive payments prior to the quarter ended December 31, 2011, the Company utilized a grant accounting model to recognize these revenues. Under this accounting policy, EHR incentive payments were recognized as revenues when attestation that the EHR meaningful use criteria for the required period of time was demonstrated and were recognized ratably over the relevant cost report period to determine the amount of reimbursement. Accordingly, the Company recognized approximately $11.9 million of EHR revenues during its fiscal year ended June 30, 2011, comprised of $6.1 million of Medicaid revenues and $5.8 million of Medicare revenues. During the quarter ended September 30, 2011, the Company recognized approximately $7.2 million of EHR revenues, comprised of $5.1 million of Medicaid revenues and $2.1 million of Medicare revenues.
During the quarter ended December 31, 2011, the Company reclassified $7.2 million of revenues recognized during the quarter ended September 30, 2011 from revenues to other income, as separately stated in the costs and expenses section of the Company's statement of operations. Additionally, the Company recorded $15.4 million of other income related to EHR incentive payments during the quarter ended December 31, 2011, $13.3 million of which related to Medicaid and $2.1 million of which related to Medicare. During the quarter ended December 31, 2011, the Company began utilizing the contingency accounting model for recognition of Medicare and Medicaid EHR incentive payments. Under the contingency model, EHR incentive payments are recognized when all contingencies relating to the incentive payment have been satisfied. For Medicaid EHR incentive payments, recognition occurs at the time meaningful use criteria are met and formally documented since Medicaid payments for the states in which the Company operates are based upon historical cost reports with no subsequent payment adjustment. For Medicare EHR incentive payments, recognition will be deferred until both the Medicare federal fiscal year during which EHR meaningful use was demonstrated ends and the cost report information utilized to determine the final amount of reimbursement is known.
The Company has concluded that it should have applied the contingency model to account for Medicare and Medicaid EHR incentive payments beginning in its year ended June 30, 2011. If the Company had utilized the contingency model from the time that EHR incentive payments commenced, net income attributable to the Company's stockholders would have been reduced by $1.1 million, reduced by $2.5 million and increased by $3.6 million for the year ended June 30, 2011, the quarter ended September 30, 2011 and the quarter ended December 31, 2011, respectively, which amounts the Company deems not material. To correct these errors, the Company is retroactively applying the contingency model for the year ended June 30, 2011, the quarter ended September 30, 2011 and the quarter ended December 31, 2011. To reflect this correction in the Company’s March 31, 2012 condensed consolidated financial statements, the Company increased its June 30, 2011 current deferred tax assets by $0.7 million, increased other accrued expenses and current liabilities by $1.8 million and decreased retained earnings by $1.1 million on the accompanying condensed consolidated balance sheets. In addition, the Company increased net income attributable to Vanguard Health Systems, Inc. stockholders by $1.1 million for the nine months ended March 31, 2012 on the accompanying condensed consolidated statements of operations to retroactively apply this correction to its current year results of operations. The $1.1 million net impact of this correction reflected in the Company’s results of operations for the nine months ended March 31, 2012 was comprised of a $2.5 million decrease for the three months ended September 30, 2011 ($4.1 million decrease to Medicare and Medicaid EHR incentives, net of a $1.6 million income tax benefit) and a $3.6 million increase for the three months ended December 31, 2011 ($5.9 million increase to Medicare and Medicaid EHR incentives, net of a $2.3 million income tax expense).
The Company recognized approximately $2.4 million of other income related to Medicaid EHR incentives during the quarter ended March 31, 2012 under the contingency model. The Company incurs both capital expenditures and operating expenses in connection with the implementation of its various EHR initiatives. The amount and timing of these expenditures do not directly correlate with the timing of the Company's cash receipts or recognition of the EHR incentives as other income. As of March 31, 2012, the Company had no deferred EHR incentive income on its condensed consolidated balance sheet.

(2)
The SEC staff believes that the Company should make the necessary changes in its future SEC filings, including its June 30, 2012 Form 10-K, its September 30, 2012 Form 10-Q and its December 31, 2012 Form 10-Q to correct the consolidated financial statements of the affected periods presented therein for this error.

We will revise the consolidated balance sheet and consolidated statement of operations as of and for the year ended June 30, 2011, to be included in the Company’s June 30, 2012 Form 10-K, as set forth in attached Exhibit 1, to appropriately reflect the impact of the retrospective application of the contingency model for Medicare and Medicaid EHR incentives to these consolidated financial statements. In addition, we will make all necessary corresponding changes to the consolidated statement of cash flows and consolidated statement of equity for the years ended June 30, 2011 and 2012 to reflect this error correction, including the Company's footnote titled Unaudited Quarterly Operating Results whereby the necessary changes to total revenues, net income (loss), net income (loss) attributable to Vanguard Health Systems, Inc. stockholders, basic earnings (loss) per share and diluted earnings (loss) per share will be made to reflect this error correction relative to the quarters ended June 30, 2011, September 30, 2011 and December 31, 2011. We will add transparent disclosure to the financial statement footnotes to clearly communicate the impact of the error correction, consistent with the footnote disclosure in the March 31, 2012 Form 10-Q.
We will update the condensed consolidated statement of operations for the quarter ended September 30, 2011, to be included in the Company’s September 30, 2012 Form 10-Q, as set forth in attached Exhibit 2, to appropriately reflect the impact of the retrospective application of the contingency model for Medicare and Medicaid EHR incentives. In addition, we will make all corresponding changes to the consolidated statement of cash flows and consolidated statement of equity for the three months ended September 30, 2011 to reflect this error correction. We will add transparent disclosure to the financial statement footnotes to clearly communicate the impact of the error correction, consistent with the footnote disclosure in the March 31, 2012 Form 10-Q.
We will update the condensed consolidated statement of operations for the quarter and six months ended December 31, 2011, to be included in the Company’s December 31, 2012 Form 10-Q, as set forth in attached Exhibit 3, to appropriately reflect the impact of the application of the contingency model for Medicare and Medicaid EHR incentives. In addition, we will make all corresponding changes to the consolidated statement of cash flows and consolidated statement of equity for the six months ended December 31, 2011 to reflect this error correction. We will add transparent disclosure to the financial statement footnotes to clearly communicate the impact of the error correction, consistent with the footnote disclosure in the March 31, 2012 Form 10-Q.
If you or the staff have any questions or comments regarding the Company’s responses, please contact the undersigned at (615) 665-6098.

Sincerely,

/s/ Gary D. Willis
Gary D. Willis
Senior Vice President, Controller and
Chief Accounting Officer

EXHIBIT 1

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Balance Sheets
(In millions)
	As reported	Revised
	June 30,	June 30,
ASSETS	2011	2011
Current assets:
Cash and cash equivalents	$936.6	$936.6
Restricted cash	2.3	2.3
Accounts receivable, net of allowance for doubtful accounts	484.4	484.4
Inventories	83.9	83.9
Deferred tax assets	92.9	93.6
Prepaid expenses and other current assets	157.9	157.9
Total current assets	1,758.0	1,758.7
Property, plant and equipment, net of accumulated depreciation	1,830.5	1,830.5
Goodwill	757.1	757.1
Intangible assets, net of accumulated amortization	94.0	94.0
Deferred tax assets, noncurrent	27.5	27.5
Investments in securities	63.3	63.3
Other assets	65.8	65.8
Total assets	$4,596.2	$4,596.9

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$314.3	$314.3
Accrued salaries and benefits	248.9	248.9
Accrued health plan claims and settlements	114.9	114.9
Accrued interest	62.3	62.3
Other accrued expenses and current liabilities	221.6	223.4
Current maturities of long-term debt	461.8	461.8
Total current liabilities	1,423.8	1,425.6
Professional and general liability and workers compensation reserves	289.7	289.7
Pension benefit obligation	188.0	188.0
Other liabilities	125.8	125.8
Long-term debt, less current maturities	2,325.8	2,325.8
Commitments and contingencies
Equity:
Vanguard Health Systems, Inc. stockholders' equity:
Common stock	0.7	0.7
Additional paid-in capital	330.5	330.5
Accumulated other comprehensive income	20.6	20.6
Retained deficit	(116.8)	(117.9)
Total Vanguard Health Systems, Inc. stockholders' equity	235.0	233.9
Non-controlling interests	8.1	8.1
Total equity	243.1	242.0
Total liabilities and equity	$4,596.2	$4,596.9

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Operations
(In millions, except share and per share amounts)
	Year ended
	June 30, 2011

	As reported	Revised
Patient service revenues	$4,026.5	$4,014.6
Less: Provision for doubtful accounts	(302.3)	(302.3)
Patient service revenues, net	3,724.2	3,712.3
Premium revenues	869.4	869.4
Total revenues	4,593.6	4,581.7
Costs and expenses:
Salaries and benefits (includes stock compensation)	2,020.4	2,020.4
Health plan claims expense	686.3	686.3
Supplies	669.9	669.9
Purchased services	360.9	360.9
Rents and leases	54.1	54.1
Other operating expenses	383.8	383.8
Medicare and Medicaid EHR incentives	—	(10.1)
Depreciation and amortization	193.8	193.8
Interest, net	171.2	171.2
Monitoring fees and expenses	31.3	31.3
Acquisition related expenses	12.5	12.5
Impairment and restructuring charges	6.0	6.0
Other	(4.5)	(4.5)
Income from continuing operations before income taxes	7.9	6.1
Income tax expense	(9.3)	(8.6)
Loss from continuing operations	(1.4)	(2.5)
Loss from discontinued operations, net of taxes	(5.9)	(5.9)
Net loss	(7.3)	(8.4)
Net income attributable to non-controlling interests	(3.6)	(3.6)
Net loss attributable to Vanguard Health Systems, Inc. stockholders	$(10.9)	$(12.0)

Per share data:
Basic:
Continuing operations	$(0.11)	$(0.13)
Discontinued operations	(0.13)	(0.13)
Net loss attributable to Vanguard Health Systems, Inc. stockholders	$(0.24)	$(0.26)
Diluted:
Continuing operations	$(0.11)	$(0.13)
Discontinued operations	(0.13)	(0.13)
Net loss attributable to Vanguard Health Systems, Inc. stockholders	$(0.24)	$(0.26)

Weighted average shares outstanding (in thousands):
Basic	45,329	45,329
Diluted	45,329	45,329

EXHIBIT 2

VANGUARD HEALTH SYSTEMS, INC.
Condensed Consolidated Statements of Operations (Unaudited)
(In millions, except share and per share amounts)
	Three months ended,
	September 30, 2011

	As reported	Revised
Patient service revenues	$1,358.7	$1,351.5
Less: Provision for doubtful accounts	(126.2)	(126.2)
Patient service revenues, net	1,232.5	1,225.3
Premium revenues	211.0	211.0
Total revenues	1,443.5	1,436.3
Costs and expenses:
Salaries and benefits (includes stock compensation)	665.0	665.0
Health plan claims expense	164.7	164.7
Supplies	213.6	213.6
Rents and leases	18.0	18.0
Other operating expenses	260.1	260.1
Medicare and Medicaid EHR incentives	—	(3.1)
Depreciation and amortization	62.6	62.6
Interest, net	45.8	45.8
Acquisition related expenses	12.2	12.2
Debt extinguishment costs	38.9	38.9
Other	(2.4)	(2.4)
Loss from continuing operations before income taxes	(35.0)	(39.1)
Income tax benefit	13.6	15.2
Loss from continuing operations	(21.4)	(23.9)
Loss from discontinued operations, net of taxes	(0.1)	(0.1)
Net loss	(21.5)	(24.0)
Net loss attributable to non-controlling interests	2.3	2.3
Net loss attributable to Vanguard Health Systems, Inc. stockholders	$(19.2)	$(21.7)

Per share data:
Basic:
Continuing operations	$(0.26)	$(0.29)
Discontinued operations	—	—
Net loss attributable to Vanguard Health Systems, Inc. stockholders	$(0.26)	$(0.29)
Diluted:
Continuing operations	$(0.26)	$(0.29)
Discontinued operations	—	—
Net loss attributable to Vanguard Health Systems, Inc. stockholders	$(0.26)	$(0.29)

Weighted average shares outstanding (in thousands):
Basic	74,854	74,854
Diluted	74,854	74,854

EXHIBIT 3

VANGUARD HEALTH SYSTEMS, INC.
Condensed Consolidated Statements of Operations (Unaudited)
(In millions, except share and per share amounts)

	Three months ended,		Six months ended,
	December 31, 2011		December 31, 2011

	As reported	Revised	As reported	Revised
Patient service revenues	$1,420.9	$1,428.1	$2,779.6	$2,779.6
Less: Provision for doubtful accounts	(141.5)	(141.5)	(267.7)	(267.7)
Patient service revenues, net	1,279.4	1,286.6	2,511.9	2,511.9
Premium revenues	188.8	188.8	399.8	399.8
Total revenues	1,468.2	1,475.4	2,911.7	2,911.7
Costs and expenses:
Salaries and benefits (includes stock compensation)	702.4	702.4	1,367.4	1,367.4
Health plan claims expense	147.3	147.3	312.0	312.0
Supplies	227.9	227.9	441.5	441.5
Rents and leases	18.7	18.7	36.7	36.7
Other operating expenses	264.7	264.7	524.8	524.8
Medicare and Medicaid EHR incentives	(22.6)	(21.3)	(22.6)	(24.4)
Depreciation and amortization	65.8	65.8	128.4	128.4
Interest, net	43.2	43.2	89.0	89.0
Debt extinguishment costs	—	—	38.9	38.9
Acquisition related expenses	0.4	0.4	12.6	12.6
Other	(1.8)	(1.8)	(4.2)	(4.2)
Income (loss) from continuing operations before income taxes	22.2	28.1	(12.8)	(11.0)
Income tax benefit (expense)	(9.0)	(11.3)	4.6	3.9
Income (loss) from continuing operations	13.2	16.8	(8.2)	(7.1)
Loss from discontinued operations, net of taxes	(0.3)	(0.3)	(0.4)	(0.4)
Net income (loss)	12.9	16.5	(8.6)	(7.5)
Net loss (income) attributable to non-controlling interests	(0.8)	(0.8)	1.5	1.5
Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$12.1	$15.7	$(7.1)	$(6.0)

Per share data:
Basic:
Continuing operations	$0.17	$0.22	$(0.10)	$(0.08)
Discontinued operations	(0.01)	(0.01)	—	—
Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$0.16	$0.21	$(0.10)	$(0.08)
Diluted:
Continuing operations	$0.16	$0.21	$(0.10)	$(0.08)
Discontinued operations	(0.01)	(0.01)	—
Net income (loss) attributable to Vanguard Health Systems, Inc. stockholders	$0.15	$0.20	$(0.10)	$(0.08)

Weighted average shares outstanding (in thousands):
Basic	75,325	75,325	75,090	75,090
Diluted	78,732	78,732	75,090	75,090